

April 3, 2015

Via E-Mail
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Superior Industries International, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed April 1, 2015 by GAMCO Asset Management Inc., et. al.**
> **File No. 001-06615**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Cover Letter

1.   We reissue prior comment 1 as it relates to the disclosure referenced in the first paragraph of the comment and the first bullet point. We disagree that your disclosure in the section "Reasons for Our Solicitation" supports your belief that the interests of the shareholders are currently not appropriately represented in the boardroom.

Reasons for the Solicitation, page 7

2.   We reissue prior comment 3. It appears from your response that holdings of 1% are "meaningful." If true, please state so.

3.   We disagree with your response to prior comment 4 and reissue it. Security holders must be able to make their voting decision with information presented in an appropriate context. To the extent necessary, in adding the disclosure requested in this section you may clarify that your nominees may, in the future, acquire shares in the company's stock.

4.   We reissue prior comment 5. With respect to the first bullet point, you have not provided any support that correlates the compensation decisions of the company's board to those of companies of similar size or performance or any other industry benchmark. With respect to the second bullet point, you have not disclosed your nominees' "corporate governance philosophy."

5.   We reissue prior comment 6. We disagree that your disclosure in the section "Reasons for Our Solicitation" supports your belief that the Board lacks the objectivity and commitment necessary to act in the best interests of shareholders.

Proposal No. 1. Election of Directors, page 11

6.   Please revise your disclosure to include the substance of your supplemental further clarification regarding Mr. Blazek's activities at SDOI.

7.   We reissue prior comment 8, in which we requested that you describe the relevant rule's requirements as applicable to director nominees and disclose whether a final determination as to your nominees may be made prior to their election to the board.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions